EXHIBIT 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges and Preference Dividends

	Year Ended December 31,
	2003	2004	2005	2006 (1)	2007	Nine Months Ended September 30, 2008
	(Unaudited)
Earnings computation:
Pre tax losses	$(9,837,000)	$(15,662,000)	$(18,550,000)	$(33,047,000)	$(38,200,000)	$(43,047,000)
Fixed charges	115,000	117,000	1,625,000	10,137,000	4,330,000	3,443,000
Minority Interest in pre tax losses of subsidiary						(505,000)
Total Losses	$(9,722,000)	$(15,545,000)	$(16,925,000)	$(22,910,000)	$(33,870,000)	$(40,109,000)

Fixed Charges and Preference Dividends computation:
Interest expensed and capitalized	$18,000	$13,000	$1,288,000	$9,106,000	$18,000	$118,000
Amortization of debt issuance costs and discounts	—	—	258,000	424,000	—	—
Interest within rental expense	97,000	104,000	79,000	127,000	184,000	199,000
Preference dividends	—	—	—	480,000	4,128,000	3,126,000
Total Fixed Charges and Preference Dividends	$115,000	$117,000	$1,625,000	$10,137,000	$4,330,000	$3,443,000

Deficiency	$(9,837,000)	$(15,662,000)	$(18,550,000)	$(33,047,000)	$(38,200,000)	$(43,552,000)

(1) Fixed charges for the year ended December 31, 2006 include financing charges aggregating $8,491,000  incurred in the exchange of our common stock for all of  our outstanding  6% Senior Convertible Notes. Such amount consists of the value of the shares issued in lieu of future interest payments of approximately $8,266,000, amortization of the remaining balance of the beneficial conversion features of  approximately $220,000 and out of pocket costs incurred in connection with the exchange transactions.